Exhibit 99.1

BitFuFu Announces December 2024 Production and Mining Operations Update

SINGAPORE, January 6, 2025 - BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a global leader in Bitcoin mining and comprehensive mining services, today announced its unaudited production and mining operations updates for December 2024.

Key Highlights:

●	Bitcoin Production: Produced 111 Bitcoins (“BTC”) from self-mining operations, representing a 32% increase from November 2024.

●	Bitcoin Holdings: Held 1,720 BTC in total as of December 31, 2024.

●	Cloud Mining Platform Growth: Surpassed 590,000 registered users.

●	Strategic Expansion: Signed a two-year framework purchase agreement with BITMAIN, a world-leading digital asset mining hardware manufacturer, for up to 80,000 BITMAIN S-series miners.

“Our December 2024 results demonstrate BitFuFu’s strong operational momentum and strategic execution and the 32% increase in Bitcoin production highlights the Company’s ability to optimize its mining operations and adapt to market conditions,” said Leo Lu, BitFuFu’s chairman of the board of directors and chief executive officer. “Our miner fleet expansion through the agreement with BITMAIN ensures continued growth in hashrate capacity, further strengthening the Company’s competitive edge. Additionally, the rapid growth of our cloud mining platform, surpassing 590,000 registered users, underscores its appeal to a diverse global customer base. These achievements reinforce BitFuFu’s position as a leader in digital asset mining and services, setting a solid foundation for 2025 and beyond.”

Bitcoin Production and Holdings:

●	BTC Held: 1,720 BTC[1] as of December 31, 2024.

●	Self-Mining Production: 111 BTC, representing a 32% increase from November 2024.

●	BTC Purchases: Acquired 32 BTC on the secondary market at an average price of $93,928 each.

Hashrate Expansion:

●	Total Hashrate Under Management: 23.5EH/s as of December 31, 2024.

●	Self-Owned Hashrate: 3.1EH/s (27,970 miners).

●	Cloud-Mining and Co-Hosting: 20.4EH/s, (145,000 miners).

[1]	Includes 633 BTC pledged for loans and miner procurement payables and excludes BTC produced by cloud-mining customers.

●	New Miner Acquisition:

●	Signed a two-year framework purchase agreement with BITMAIN to acquire up to 80,000 S-series miners, including S21 XP and S21 Pro models.

●

Finalized the November pre-order for 4,000 S21+ miners, which are scheduled for delivery and activation in April 2025 and will be used for self-mining or mining services depending on capacity requirements.

Power and Facilities:

●	Current Power Under Management: 551 MW hosting capacity including two facilities with a total of 113 MW power supply secured by the Company.

●	80 MW in Ethiopia (hydropower, electricity cost of $0.036/kWh).

●	33 MW in the U.S. (grid power, electricity cost of $0.042/kWh).

●	Secured Power Growth: Targeting 1GW of secured capacity by the end of 2026.

Mining Services:

●	Cloud-Mining Growth: Registered users reached 591,751 as of December 31, 2024.

●	New Services: Launched the private-label mining pool service, BitFuFuPool, in December 2024.

About BitFuFu Inc.

BitFuFu Inc. is a global leader in Bitcoin mining and comprehensive mining services, providing customers with one-stop solutions including Cloud mining. BitFuFu received early investments from BITMAIN, a world-leading digital asset mining hardware manufacturer, and remains BITMAIN’s strategic partner in the Bitcoin mining and mining services space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, and providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with BITMAIN, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

ir@bitfufu.com

BitFuFu Media Relations

pr@bitfufu.com

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